Exhibit 99.1

Caledonia Mining Corporation Plc

Motapa Exploration Results

High-Grade Drill Results Demonstrate Potential to Extend Bilboes Mine Life

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, 10 June, 2026: Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) is pleased to announce results from its 2025 exploration program at the Motapa exploration property.

The results demonstrate the presence of significant gold mineralisation across multiple zones and highlight the opportunity for Motapa to evolve into a strategic extension of the Bilboes mining complex, potentially enhancing production and extending the life of mine at Bilboes through the development of a combined mining operation.

Motapa lies directly adjacent to the Bilboes Gold Project, where Caledonia is advancing plans for a major open-pit operation based on proven and probable reserves of 1.75 million ounces of gold in 24.1 million tonnes of ore at an average of 2.26g/t1. The close proximity of the two projects offers potential for shared infrastructure and operational synergies, which could enhance project economics and reduce capital intensity over time.

Exploration results summary

The 2025 drilling programme focused on testing the continuation of sulphide mineralisation below the historic oxide open pits, as well as identifying new mineralised zones across the property.

Drilling has confirmed:

•	Continuity of mineralisation along a strike length of approximately 6km within the Bubi Greenstone Belt
•	Multiple mineralised shear zones across Motapa North, Central and South
•	Both oxide and sulphide mineralisation, supporting near-term and longer-term development potential

Based on results to date, Caledonia expects to publish a maiden mineral resource estimate for portions of Motapa in Q3 2026, representing a key milestone in evaluating the project’s contribution to the broader Bilboes development strategy.

1 See "Bilboes Gold Project Technical Report Summary" with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025

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Drilling Highlights

Selected drilling highlights to date from Motapa North include:

•	19.00 meters (”m”)* at 8.08g/t (Hole JPRC52 )
•	6.38m* at 13.95g/t (Hole JDD11)
•	12.00m* at 7.12g/t (Hole JPRC63 )
•	14.00m* at 4.31g/t (Hole PLV5RC4)
•	17.00m* at 3.25g/t (Hole JPRC51)
•	13.00m* at 3.72g/t (Hole PLV1RC10)
•	6.00m* at 6.89g/t (Hole PLV1RC15)

Selected drilling highlights to date from Motapa Central (Mpudzi) include:

•	7.00m* at 2.39g/t (Hole MPZRC79)
•	3.00m* at 4.79g/t (Hole MPZRC64)
•	2.00m* at 5.25g/t (Hole MPZRC117)

*All intersections above are down hole intersections; estimated true widths are quoted in the tables later in this press release.

Chief Executive Officer, Mark Learmonth, said:

“These promising results from Motapa demonstrate the potential to significantly enhance the long-term value of our Bilboes project. The consistent high-grade intersections at Motapa North highlight the opportunity to define a substantial resource in close proximity to the planned infrastructure at Bilboes.

“While our immediate focus remains the development of Bilboes, targeting first gold in Q4 2028, Motapa represents a compelling opportunity to extend mine life and increase future production across a combined mining complex.”

Overview of Motapa Exploration Program

•	The Motapa Exploration Program commenced in 2023 with geological mapping, geophysical surveys, trenching, and historical data collation.
•	The initial work informed targets for wide spaced drilling to test mineralisation below the historically mined oxide open pits and in new target areas which have not yet been mined.
•	During 2024, 12,724m of trenching, 4,143m of DD and 5,433m of RC drilling were completed, marking the end of the 2024 reconnaissance exploration activities.
•	During 2025, 22,364m of trenching, 1,561.78m of DD and 18,547m of RC drilling was completed, focused primarily on Motapa North sulphide mineralisation and the potential oxide mineralisation identified at Mpudzi.
•	Caledonia believes that the property presents both greenfield and brownfield upside exploration opportunities.

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Motapa is located approximately 110km north of Bulawayo in the Bubi District of the Matabeleland North Province of Zimbabwe. The tenement is within state land under the jurisdiction of the Bubi Rural District and the tenure is held in the form of a mining lease covering approximately 2,200 hectares which provides for both exploration and mining rights.

The locality of Motapa is shown relative to other material Caledonia group properties in Figure 1. Caledonia’s Bilboes property, currently in the development stage, is located directly to the north of Motapa with the two properties sharing a lease boundary.

The mining lease area lies on the Bubi Greenstone Belt and occupies a c.6km stretch of an elongated northeast - southwest trending intensely sheared broad shear zone with three main mineralised footprints. Named from the north, these shear structures are Motapa North, Motapa Central and Motapa South (Figure 2).

Initial exploration activities at Motapa commenced in 2023 and comprised the following:

•	Detailed geological mapping of the tenement
•	Historical data collation of previous exploration and mining activities
•	Aero-magnetics flown by drone
•	Ground penetrating radar (LOZA) surveys to identify underground voids

The initial exploration activities completed in 2023 were used to define an exploration program for 2024 with 12,724m of trenching, 4,143m of DD and 5,433m of RC completed during 2024. Results of the exploration activities were released on 11 November 2024.

The 2025 activities comprised 22,364m of trenching, 1.561.78m of DD and 18,547m of RC drilling, focusing on the delineation of sulphide mineralisation at Motapa North and delineation of both oxide and sulphide mineralisation at Motapa Central (Mpudzi). The continued surface trenching for the identification of anomalous mineralisation at Motapa South and the remainder of the property continued with further anomalous areas identified that have no evidence of historical open pit workings.

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Appendix

Figure 3 shows the locations of trenching sites and the drilling activities undertaken each year.

Figure 1: General Locality of Motapa, Zimbabwe and relative to other material Caledonia group properties.

4

Figure 2: Surface Geology and Main Shear Zones at Motapa.

5

The drilling and trenching procedures together with an analysis of the Quality Assurance and Quality Control (“QAQC”) procedures followed are provided further in the text.

Figure 3: DD, RC drilling and trenching localities at Motapa and location of historical open pit workings.

6

Key Conclusions Regarding Work to Date

Motapa North

The historic oxide open pits are located approximately 250 meters to the south of the shared Bilboes property boundary and a few hundred meters further to the planned metallurgical facility at Bilboes.

The 2025 drilling campaign shifted primarily to an RC weighted drilling campaign with the lithological and structural setting of the project being well understood. At Motapa North, the following drilling activities took place across the various areas.

TYPE	AREA	No. of Holes	Meters Drilled	No. of Samples
DD	Jupiter	8	688.36	661
DD	Pluvious	7	600.16	442
DD	Shawl	3	273.26	247
DD	TOTAL	18	1,561.78	1,350
RC	Jupiter	56	8,267	5,299
RC	Pluvious	45	4,424	2,685
RC	Shawl	37	3,546	2,696
RC	TOTAL	138	16,237	10,680

Table 1: Summary of drilling activities at Motapa North

The mineralized zones are characterized by a pinching and swelling effect which may locally pinch to approximately 0.50 meters true thickness and locally swell up to 17.1 meters true thickness in drillhole JPRC52.

Figure 4 provides drilling by year and shows the positions of the drillholes mentioned in the highlights for the Motapa North trend. Mineralisation envelopes have been interpreted from the drilling utilizing a composite length of 1.0 meters for the drillhole intersections and a grade cut-off of 0.30 grammes per tonne. This reveals the existence of multiple shears occurring along the Motapa North trend which may pinch or swell locally.

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Figure 4: Motapa North drillhole collars by year drilled.

During the 2026 exploration year, infill drilling on certain section lines will take place and the gap areas between the open pits, specifically the Pluvious 123 and Pluvious 4 pits, and the area between the Jupiter and Shawl pits, will be tested for extensions to known mineralisation.

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Figure 5 shows the grade variation across strike and dip which appears fairly uniform considering the nature and occurrence of mineralisation.

Figure 5: Plan view of Motapa North grade (g/t) intersections below historic open pits

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Motapa Central

Exploration activities during 2025 have been concentrated on the eastern portion of the Motapa Central trend in an area termed Mpudzi. The Mpudzi section has no historical open pits except for localized artisanal workings. The western portion of the Central trend was historically mined with oxide open pits and underground workings at the Club, Britwell and Fossicker sections to depths up to 330m below surface.

The mineralisation is associated with shear zones and banded iron formation exhibiting strong silicification of the host rock.

Drilling has confirmed the oxidized nature of the shallow mineralisation to a depth ranging from at surface to approximately 35m in certain localities. The continuing exploration will focus on defining the extent of the oxidized mineralisation at depth and along strike.

Figure 6: Motapa Central DD and RC drillhole collars.

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Figure 7: Plan view of Motapa Central at Mpudzi showing grade (g/t) intersections.

11

Motapa South

Limited drillholes were planned and executed at Motapa South due to the focus on the areas closer to the adjacent Bilboes property. Activity at Motapa South will increase in the following year as activities at those areas scale down. The drilling and trenching activities on Motapa South are shown in Figure 8.

Figure 8: Trenching and Drilling activities at Motapa South

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Figure 9: Plan view of Motapa South showing grade (g/t) intersections

Qualified person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

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Trenching and trench sampling methodology

After the geologist has noted that the trench has successfully been excavated to bedrock, the sample intervals are set out on the side walls. At the start of the sample line, a peg is installed onto the floor with the trench number. A clean, exposed side of the trench is chosen and maintained throughout the sampling process. The sidewall is cleaned with a shovel to ensure an uncontaminated face is exposed for sampling. Thereafter sample localities are marked on the sidewall.

Sampling is done at one-meter intervals respecting lithological contacts, alterations and structures. A minimum sampling width of 0.3m and maximum of 1m are observed throughout the sample interval marking. A clean sample mat is placed on the floor of the trench and samples are chipped from the bedrock sidewall into a sample pan. Samples are ticketed and placed in a sample bag closed with twine. Sample tickets, locality and weights are recorded on the sample sheet record for each trench.

A total of 15% per batch consists of check samples comprising one standard, one field duplicate and one blank (Dolerite Dyke). Each batch contains a total of 20 samples inclusive of check samples. Trench samples are assayed on site by means of a bottle roll assay at the Isabella laboratory situated at Bilboes.

Samples above a cut-off grade of 0.10g/t bottle roll grade are selected for fire assay. These samples are composited and sent for analysis at an external laboratory.

The compositing of samples is guided by lithology as well as alteration domains; no sampling will be done across different domains. Outliers with anomalously high grades are not composited unless they are part of a homogenous lithological and alteration domain. When compositing in wider ore zones, a composite sample is made by combining five samples, whilst in narrow ore zones two samples will make up a composite sample. The homogenized sample is split using a riffle splitter to get two 2kg samples to be delivered to the external laboratory for bottle roll analysis and the other for fire assay.

Surface drilling survey

Two hundred and twelve (212) down-the-hole surveys were conducted on RC and DD holes which showed no major departures from the planned trajectory. All collar positions are surveyed in the field post drilling activities.

The RC and DD methodology is discussed below with the results obtained tabulated in Table 5 and the drill hole information tabulated in Table 6. Drill hole localities for Motapa North, Motapa Central and Motapa South are provided in Figure 4, Figure 5 and Figure 6 respectively.

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DD methodology

After all geotechnical and structural logging is complete, the geologist inspects the core and delineates potential ore zones.

The geologist determines sampling depths, each sampling interval depending on lithological contacts, alterations, structures and quantity of sulphides with the maximum sampling width of 1m and minimum sampling width of 0.3meters. The sample depths are printed on a sampling sheet and need to be marked on the core before density determination can take place. The densities are measured before the core is cut. Sampling starts five meters away from the footwall contact and ends five meters away from the hangingwall contact to allow for sterilization.

Half core was sampled, with the other half remaining at the core shed for archiving.

Core segments were picked within demarcated and labeled intervals and put in respective sample bags. The samples are numbered as per the sampling plan with one ticket put into the respective sample bag, and the other onto the remaining piece of core where the sample would have been collected. The sample identification is also marked on the remaining half core.

At the end, sample bags are sealed with cable ties and weighed; with sample weights recorded on the sampling sheet.

The samples are then bagged into grain bags for dispatch to an outside accredited laboratory or storage prior to submission.

RC methodology

Checks for rig outlet and splitter cleanliness are conducted prior to the commencement of drilling activities and continuously throughout the drilling activities to avoid sample contamination.

\

Sample bags are pre-numbered with unique sample numbers (drill hole number and drill hole depth intervals) before the drilling commences. Sample depths recorded are relative to the ground surface at the drillhole collar. If no sample is recovered, such as when voids are intersected, the numbering sequence is continued uninterrupted with empty numbered bags inserted into the sample sequence. This will avoid possible confusion in sampling. Sample bags are immediately sealed to effectively prevent external contamination.

A sample bag is tied to the sample outlet of the rig in preparation for sample collection before sampling commences. Bulk samples are collected at 1m intervals and split using a riffle splitter to three samples. One sub-sample of 2kg will be taken to the lab for assaying, the second remains as a field duplicate for storage at the core shed and the third is prepared as chips for traying. The sampling crew will sample at the designated (one meter) intervals down the hole. The geologist verifies the intervals from the driller’s marks on the mast or pull-down chain. For samples sent to the laboratory, the sampling quality is monitored continuously as the geologist ensures the samples for QAQC monitoring purposes are inserted in each sampling stream batch of 20 samples with CRMs being alternated from batch to batch from low, medium and high grade.

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QAQC Procedures

A comprehensive QAQC program was implemented for the 2024–2025 drilling and sampling campaigns to ensure the reliability and integrity of assay data used for mineral resource estimation at the properties owned by the group.

The QAQC program includes the systematic insertion and monitoring of:

•	Certified Reference Materials (CRMs)
•	Blank samples (certified and field blanks)
•	Duplicate samples (field, coarse reject, and pulp duplicates)

QAQC samples were inserted at regular intervals within the sample stream and submitted to the same laboratories as primary samples. Analytical work was conducted primarily by accredited laboratories including Antech Laboratory Services and Performance Laboratories, both located in Zimbabwe, following industry-standard fire assay and/or appropriate multi-element analytical techniques.

For DD samples, a train comprising a single blank, CRM, LCR, and LPR reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

For RC samples, a train comprising a single blank, CRM, FDUP, and LPR reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

For trench sampling, a train comprising a single blank, CRM and FDUP reference sample is inserted into a batch of 20 samples. This process is repeated until the entire trench is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

Every sampling sequence starts with a blank sample and ends with a blank sample. Analytical results for blanks, standards and duplicates are graphed and, if any fail, the entire batch is re-assayed. Batches that passed the QAQC graphs are then captured in the database. QAQC is monitored continuously.

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Overall, a compliance rate of 92.2% was achieved for the CRM QAQC analysis. The CRM, blank and duplicate samples are summarized in Table 2 below.

QAQC Insertion	% Insertion *	Pass / Fail	# of Samples	%*	Comments
CRM	8%	Pass	1,069	92.2%	Good correlation of R²=0.99. A single CRM, AMIS0786, had a pass rate of 43.6%. It represents a higher-grade CRM. A total of 39 AMIS0789 samples were included in the 1,160 total CRM samples. These are flagged in the drillhole database for future reference.
		Fail	91	7.8%
		Total	1,160
LCR Duplicates	2%	Total	251		Pearson Correlation = 0.95. No issues identified.
LPR Duplicates	7%	Total	958		Pearson Correlation = 0.94. No issues identified.
Field Duplicates	7%	Total	997		Pearson Correlation = 0.99. No issues identified.
Blanks (CRM and Field Blanks)	10%	Pass	1,378	97.1%	Correlation coefficient is high. Higher failure rate in field blanks. May indicate contamination in field.
		Fail (>0.5g/t)	41	2.9%
		Total	1,419

Table 2: QAQC Results from DD and RC Drilling Activities

FDUP – field duplicate, LCR – lab coarse repeat, LPR – lab pulp repeat, CRM – certified reference material, Blank – Dolerite Dyke

% Insertion * reported relative to 13,963 analytical samples excluding any CRMs, blanks or duplicates

%* Reported relative to 13,963 analytical samples excluding any CRMs, blanks or duplicates

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The QAQC dataset for CRM material demonstrates an overall CRM compliance rate of 92.2%, supporting reasonable confidence in the analytical data. However, the identified underperformance of specific standards (notably AMIS0786) requires further investigation.

A total of 1,419 blank samples were evaluated, comprising 1,143 CRM blanks and 276 field blanks. CRM blank expected values are constant and observed assay values are consistent with expected low concentrations and show no evidence of systematic bias. Field blanks confirm the absence of contamination trends or analytical bias with minor isolated elevated values. The large blank dataset provides a sufficient confidence that contamination is effectively controlled within the sampling and analytical process.

The duplicate assay datasets show strong positive correlations between original and repeat values across all duplicate types. LCR and LPR indicate acceptable laboratory precision, while FDUP shows the greater variability expected from field duplicates in a nuggety gold system. No major systematic bias is evident, although moderate scatter is present, particularly at low grades and in field duplicates. Overall, the duplicate data are consistent with an acceptable gold-assay QAQC programme for mineral resource work.

The drillhole intersections with assay values above 0.50 g/t are provided in Table 3. The drillhole collars and survey information are provided in Table 4.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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Holes Identifier	Hole Type	Orebody Name	Orebody Intersection		Core Length (m)	True width(m)	Grade(g/t)	Orebody Intersection depth from surface(m)	E.O.H (m)
			From (m)	To (m)
JPRC06	RC	JUPITER	61.00	63.00	2.00	1.75	1.56	53	95.00
			67.00	68.00	1.00	0.88	2.53	59
			80.00	81.00	1.00	0.88	8.10	70
			82.00	84.00	2.00	1.75	0.52	72
			85.00	88.00	3.00	2.63	0.78	74
			89.00	94.00	5.00	4.38	1.72	78
JPRC07	RC	JUPITER	104.00	105.00	1.00	0.84	0.62	88	170
			112.00	119.00	7.00	5.84	2.28	93
			121.00	126.00	5.00	4.15	1.72	100
			150.00	151.00	1.00	0.83	0.59	125
JPRC08	RC	JUPITER	75.00	76.00	1.00	0.83	0.72	62	220
			118.00	119.00	1.00	0.83	0.77	98
JPRC11	RC	JUPITER	39.00	43.00	4.00	3.84	1.14	37	187
			44.00	46.00	2.00	1.92	1.15	42
			47.00	51.00	4.00	3.83	0.81	45
			52.00	54.00	2.00	1.91	0.60	50
			55.00	57.00	2.00	1.91	0.62	53
			59.00	63.00	4.00	3.82	0.56	56
			141.00	143.00	2.00	1.91	0.85	135
			176.00	177.00	1.00	0.95	0.50	167
JPRC13	RC	JUPITER	31.00	32.00	1.00	0.91	1.03	28	190
			34.00	35.00	1.00	0.91	1.21	31
			56.00	57.00	1.00	0.91	1.21	51
			59.00	62.00	3.00	2.74	0.78	54
			113.00	115.00	2.00	1.83	0.88	103
			128.00	135.00	7.00	6.40	1.02	117
JPRC14	RC	JUPITER	74.00	75.00	1.00	0.88	0.55	65	215
			107.00	118.00	11.00	9.71	1.81	94
			119.00	120.00	1.00	0.89	0.51	105
			151.00	152.00	1.00	0.89	2.79	135
			156.00	159.00	3.00	2.68	0.51	139
			160.00	168.00	8.00	7.15	2.10	143
			169.00	177.00	8.00	7.15	1.23	151

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JPRC15	RC	JUPITER	23.00	32.00	9.00	8.43	3.76	22	55
JPRC20	RC	JUPITER	22.00	24.00	2.00	1.81	1.01	20	190
			43.00	54.00	11.00	9.92	1.62	39
			56.00	58.00	2.00	1.80	1.50	50
			98.00	100.00	2.00	1.81	0.57	89
			102.00	104.00	2.00	1.82	0.70	93
			106.00	110.00	4.00	3.65	0.52	97
JPRC21	RC	JUPITER	92.00	97.00	5.00	4.46	2.14	82	200
			199.00	200.00	1.00	0.89	1.90	177
JPRC24	RC	JUPITER	20.00	21.00	1.00	0.91	1.84	18	167
			38.00	42.00	4.00	3.65	1.28	35
			43.00	45.00	2.00	1.82	2.17	39
			74.00	75.00	1.00	0.91	1.10	67
			84.00	86.00	2.00	1.82	1.75	76
JPRC25	RC	JUPITER	96.00	97.00	1.00	0.91	0.61	87	145
			98.00	107.00	9.00	8.24	1.66	90
JPRC27	RC	JUPITER	78.00	82.00	4.00	3.70	0.89	72	95
JPRC30	RC	JUPITER	42.00	43.00	1.00	0.94	0.61	40	96
JPRC31	RC	JUPITER	28.00	31.00	3.00	2.80	1.18	26	190
			35.00	36.00	1.00	0.93	0.55	33
			40.00	42.00	2.00	1.86	0.76	37
			44.00	46.00	2.00	1.86	0.62	41
			58.00	66.00	8.00	7.44	3.16	54
JPRC32	RC	JUPITER	73.00	74.00	1.00	0.89	0.79	65	161
			81.00	82.00	1.00	0.89	2.90	72
			87.00	88.00	1.00	0.89	1.09	77
			100.00	105.00	5.00	4.50	8.19	90
			111.00	112.00	1.00	0.91	0.90	101
			120.00	121.00	1.00	0.91	4.37	109
			122.00	123.00	1.00	0.91	1.23	111
			124.00	125.00	1.00	0.91	1.99	113
			140.00	142.00	2.00	1.83	1.06	128
JPRC34	RC	JUPITER	30.00	34.00	4.00	3.72	2.94	28	178
			36.00	38.00	2.00	1.86	0.87	34
			42.00	45.00	3.00	2.79	1.20	39
			46.00	48.00	2.00	1.86	0.66	43
			53.00	58.00	5.00	4.65	2.04	49
			146.00	147.00	1.00	0.93	0.57	136

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JPRC36	RC	JUPITER	73.00	77.00	4.00	3.23	2.08	59	205
			80.00	86.00	6.00	4.84	1.74	65
			92.00	95.00	3.00	2.42	0.57	74
			99.00	100.00	1.00	0.81	0.84	80
JPRC37	RC	JUPITER	44.00	47.00	3.00	2.76	0.60	40	125
			48.00	52.00	4.00	3.68	1.90	44
JPRC38	RC	JUPITER	32.00	33.00	1.00	0.92	0.78	29	158
			38.00	39.00	1.00	0.92	1.77	35
			40.00	42.00	2.00	1.83	0.55	37
			46.00	48.00	2.00	1.84	1.23	42
			95.00	96.00	1.00	0.93	18.43	89
			109.00	110.00	1.00	0.94	3.01	102
			114.00	116.00	2.00	1.88	0.59	107
			120.00	121.00	1.00	0.94	2.84	113
			122.00	123.00	1.00	0.94	8.72	115
JPRC39	RC	JUPITER	69.00	70.00	1.00	0.86	0.54	60	180
			80.00	81.00	1.00	0.86	0.80	69
			84.00	87.00	3.00	2.57	2.62	72
			92.00	94.00	2.00	1.70	1.32	78
JPRC40	RC	JUPITER	35.00	36.00	1.00	0.90	1.62	32	58
			40.00	42.00	2.00	1.81	0.68	36
JPRC41	RC	JUPITER	46.00	47.00	1.00	0.91	0.67	42	55
JPRC45	RC	JUPITER	109.00	110.00	1.00	0.92	2.45	101	151
			112.00	113.00	1.00	0.93	1.58	104
			134.00	136.00	2.00	1.85	0.56	124
JPRC47	RC	JUPITER	21.00	22.00	1.00	0.97	0.60	20	167
			49.00	52.00	3.00	2.90	3.93	47
			53.00	54.00	1.00	0.97	1.50	51
			64.00	69.00	5.00	4.83	1.02	62
			116.00	117.00	1.00	0.97	1.12	112
			140.00	141.00	1.00	0.97	2.38	135

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JPRC48	RC	JUPITER	82.00	83.00	1.00	0.86	0.55	71	200
			85.00	87.00	2.00	1.72	1.13	73
			92.00	95.00	3.00	2.58	1.82	79
			161.00	162.00	1.00	0.86	1.48	138
JPRC51	RC	JUPITER	95.00	96.00	1.00	0.68	1.41	65	146
			103.00	104.00	1.00	0.68	2.48	70
			105.00	106.00	1.00	0.68	2.50	71
			108.00	125.00	17.00	11.53	3.25	73
JPRC52	RC	JUPITER	54.00	56.00	2.00	1.87	1.62	50	135
			58.00	77.00	19.00	17.75	8.08	54
			78.00	79.00	1.00	0.93	0.76	73
JPRC53	RC	JUPITER	103.00	107.00	4.00	3.57	1.58	92	199
			108.00	123.00	15.00	13.40	1.41	96
JPRC54	RC	JUPITER	9.00	11.00	2.00	1.89	0.81	9	130
			20.00	22.00	2.00	1.89	0.66	19
			52.00	53.00	1.00	0.94	0.62	49
			63.00	65.00	2.00	1.88	0.85	59
JPRC56	RC	JUPITER	20.00	22.00	2.00	1.88	0.85	19	76
			60.00	62.00	2.00	1.87	5.13	56
			64.00	67.00	3.00	2.81	0.94	60
JPRC57	RC	JUPITER	92.00	95.00	3.00	2.83	0.61	87	140
			99.00	101.00	2.00	1.89	0.87	94
			102.00	103.00	1.00	0.95	0.73	96
			104.00	113.00	9.00	8.52	3.18	98
JPRC58	RC	JUPITER	16.00	17.00	1.00	0.95	0.96	15	77
			20.00	21.00	1.00	0.95	1.07	19
			54.00	59.00	5.00	4.74	1.02	51
JPRC59	RC	JUPITER	85.00	86.00	1.00	0.94	1.95	80	130
			88.00	90.00	2.00	1.88	1.30	83
			99.00	102.00	3.00	2.81	4.02	93
JPRC62	RC	JUPITER	140.00	141.00	1.00	0.90	0.86	126	190
JPRC63	RC	JUPITER	181.00	182.00	1.00	0.89	0.53	161	225
			184.00	196.00	12.00	10.64	7.12	163

22

JPRC66	RC	JUPITER	46.00	47.00	1.00	0.91	0.75	42	50
			50.00	51.00	1.00	0.91	0.55	46
			53.00	59.00	6.00	5.48	1.57	48
			61.00	63.00	2.00	1.83	1.43	56
			64.00	66.00	2.00	1.83	4.24	58
			74.00	75.00	1.00	0.91	3.66	68
			97.00	102.00	5.00	4.55	0.54	88
JPRC67	RC	JUPITER	96.00	98.00	2.00	1.83	0.52	88	172
			109.00	110.00	1.00	0.92	0.60	100
			122.00	123.00	1.00	0.92	1.55	112
			138.00	139.00	1.00	0.92	0.83	127
			152.00	159.00	7.00	6.43	1.62	140
			160.00	162.00	2.00	1.84	1.17	147
			164.00	168.00	4.00	3.68	1.53	151
JPRC70	RC	JUPITER	32.00	33.00	1.00	0.80	1.41	26	102
			42.00	44.00	2.00	1.61	1.55	34
			51.00	58.00	7.00	5.70	0.63	42
			60.00	62.00	2.00	1.63	2.17	49
			66.00	69.00	3.00	2.46	1.42	54
			78.00	79.00	1.00	0.82	0.51	64
			97.00	101.00	4.00	3.27	1.17	79
JPRC71	RC	JUPITER	31.00	34.00	3.00	2.87	0.62	30	200
			57.00	67.00	10.00	9.59	1.31	55
			85.00	90.00	5.00	4.80	0.82	82
			92.00	93.00	1.00	0.96	1.51	88
			101.00	102.00	1.00	0.96	0.59	97
			104.00	106.00	2.00	1.92	0.54	100
			111.00	116.00	5.00	4.81	0.61	107
JPRC72	RC	JUPITER	33.00	35.00	2.00	1.93	0.57	32	90
			38.00	41.00	3.00	2.90	0.80	37
			47.00	50.00	3.00	2.90	0.55	45
			51.00	54.00	3.00	2.90	0.59	49
JPRC74	RC	JUPITER	52.00	63.00	11.00	8.92	4.23	42	197
			89.00	90.00	1.00	0.81	1.28	72
			92.00	94.00	2.00	1.63	0.58	75
			173.00	174.00	1.00	0.81	1.25	140
JPRC75	RC	JUPITER	42.00	43.00	1.00	0.76	0.72	32	145
JPRC76	RC	JUPITER	121.00	122.00	1.00	0.89	0.78	107	150
			124.00	125.00	1.00	0.89	1.02	110
			126.00	131.00	5.00	4.44	3.60	112
			135.00	141.00	6.00	5.32	0.73	120
			143.00	145.00	2.00	1.77	0.76	127
JPRC79	RC	JUPITER	77.00	78.00	1.00	0.68	2.16	53	115
JPRC81	RC	JUPITER	73.00	74.00	1.00	0.94	0.87	68	78

23

JPRC82	RC	JUPITER	95.00	99.00	4.00	2.84	0.55	67	120
			102.00	104.00	2.00	1.42	7.44	72
			110.00	113.00	3.00	2.12	2.29	78
			121.00	122.00	1.00	0.71	0.77	85
			130.00	132.00	2.00	1.41	0.93	92
JPRC85	RC	JUPITER	78.00	79.00	1.00	0.83	0.87	65	170
			80.00	82.00	2.00	1.66	9.89	67
			83.00	85.00	2.00	1.66	1.84	69
			92.00	95.00	3.00	2.50	0.60	77
JPRC86	RC	JUPITER	54.00	55.00	1.00	0.89	1.90	48	139
			61.00	63.00	2.00	1.78	4.22	54
			66.00	67.00	1.00	0.89	2.51	59
			68.00	75.00	7.00	6.23	1.02	61
			76.00	79.00	3.00	2.68	2.00	68
			89.00	90.00	1.00	0.90	0.53	80
JPRC87	RC	JUPITER	131.00	147.00	16.00	13.85	2.02	113	204
			171.00	173.00	2.00	1.73	0.51	148
			177.00	178.00	1.00	0.86	0.73	153
			185.00	186.00	1.00	0.87	4.45	160
JPRC88	RC	JUPITER	20.00	22.00	2.00	1.89	0.61	19	88
			28.00	30.00	2.00	1.89	1.02	26
			32.00	36.00	4.00	3.78	0.62	30
			49.00	50.00	1.00	0.95	0.52	46
JPRC89	RC	JUPITER	151.00	152.00	1.00	0.94	0.76	142	236
			157.00	166.00	9.00	8.47	1.75	148
			173.00	175.00	2.00	1.88	2.90	163
			191.00	192.00	1.00	0.94	3.06	180
JPRC90	RC	JUPITER	42.00	43.00	1.00	0.95	2.94	40	145
			44.00	48.00	4.00	3.80	0.77	42
MPZRC105	RC	MPUDZI	4.00	10.00	6.00	5.41	1.18	4	15
MPZRC106	RC	MPUDZI	54.00	60.00	6.00	5.28	1.50	47	70
MPZRC108	RC	MPUDZI	36.00	41.00	5.00	4.42	0.86	32	47.00
MPZRC109	RC	MPUDZI	17.00	18.00	1.00	0.91	0.92	15	51
			23.00	29.00	6.00	5.46	1.28	21
			38.00	39.00	1.00	0.90	0.58	34
MPZRC110	RC	MPUDZI	7.00	11.00	4.00	3.63	1.28	6	22
MPZRC115	RC	MPUDZI	12.00	14.00	2.00	1.91	0.59	11	20

24

MPZRC116	RC	MPUDZI	6.00	7.00	1.00	0.91	0.74	5	46
			10.00	11.00	1.00	0.91	0.76	9
			35.00	37.00	2.00	1.82	0.55	32
			42.00	44.00	2.00	1.81	0.71	38
			45.00	46.00	1.00	0.91	0.77	41
MPZRC117	RC	MPUDZI	4.00	5.00	1.00	0.92	0.75	4	27
			12.00	14.00	2.00	1.85	5.25	11
			19.00	20.00	1.00	0.92	0.81	18
MPZRC118	RC	MPUDZI	12.00	13.00	1.00	0.89	1.13	11	40
MPZRC119	RC	MPUDZI	-	1.00	1.00	0.87	0.53	-	15
			5.00	6.00	1.00	0.87	3.95	4
MPZRC120	RC	MPUDZI	2.00	6.00	4.00	3.67	1.50	2	15
MPZRC122	RC	MPUDZI	2.00	4.00	2.00	1.83	4.36	2	50
			18.00	19.00	1.00	0.92	3.06	17
			39.00	40.00	1.00	0.92	0.57	36
			48.00	50.00	2.00	1.85	3.10	44
MPZRC124	RC	MPUDZI	2.00	3.00	1.00	0.89	5.64	2	57
			16.00	17.00	1.00	0.89	2.19	14
			22.00	24.00	2.00	1.78	0.75	20
			26.00	27.00	1.00	0.89	0.90	23
			28.00	30.00	2.00	1.78	1.42	25
			31.00	34.00	3.00	2.67	0.82	28
MPZRC125	RC	MPUDZI	1.00	2.00	1.00	0.90	2.82	1	21
			11.00	12.00	1.00	0.90	0.77	10
MPZRC126	RC	MPUDZI	-	2.00	2.00	1.77	1.69	-	30
MPZRC129	RC	MPUDZI	-	2.00	2.00	1.83	1.15	-	15
MPZRC130	RC	MPUDZI	2.00	4.00	2.00	1.86	0.66	2	25
MPZRC36	RC	MPUDZI	13.00	15.00	2.00	1.77	0.57	12	55
			30.00	31.00	1.00	0.88	1.37	26
			37.00	39.00	2.00	1.76	1.44	33
MPZRC41	RC	MPUDZI	6.00	7.00	1.00	0.94	0.59	6	25
MPZRC42	RC	MPUDZI	18.00	22.00	4.00	3.64	0.56	16	52
MPZRC44	RC	MPUDZI	7.00	8.00	1.00	0.91	0.75	6	24
MPZRC45	RC	MPUDZI	12.00	14.00	2.00	1.82	0.53	11	60
			15.00	18.00	3.00	2.74	0.50	14
MPZRC46	RC	MPUDZI	36.00	39.00	3.00	2.68	2.77	32	66

25

MPZRC47	RC	MPUDZI	1.00	3.00	2.00	1.82	1.17	1	30
			14.00	15.00	1.00	0.91	1.91	13
			18.00	21.00	3.00	2.74	0.60	16
MPZRC48	RC	MPUDZI	20.00	22.00	2.00	1.82	1.55	18	27
MPZRC52	RC	MPUDZI	5.00	8.00	3.00	2.75	0.87	5	25
MPZRC55	RC	MPUDZI	18.00	19.00	1.00	0.90	0.53	16	65
			22.00	24.00	2.00	1.80	0.74	20
			25.00	26.00	1.00	0.90	0.57	22
			28.00	29.00	1.00	0.90	11.26	25
			34.00	37.00	3.00	2.69	3.05	31
			38.00	39.00	1.00	0.90	0.58	34
			47.00	48.00	1.00	0.89	0.71	42
			55.00	56.00	1.00	0.89	2.90	49
MPZRC56	RC	MPUDZI	57.00	60.00	3.00	2.71	6.01	51	91
MPZRC57	RC	MPUDZI	-	1.00	1.00	0.90	1.00	-	42
			9.00	11.00	2.00	1.81	0.55	8
			12.00	13.00	1.00	0.90	1.27	11
			20.00	22.00	2.00	1.81	0.75	18
MPZRC59	RC	MPUDZI	39.00	45.00	6.00	5.39	1.66	35	85
			47.00	49.00	2.00	1.79	0.60	42
			80.00	81.00	1.00	0.90	2.18	72
MPZRC60	RC	MPUDZI	-	2.00	2.00	1.84	0.79	-	60
			8.00	9.00	1.00	0.92	0.50	7
			29.00	30.00	1.00	0.90	1.53	26
			44.00	45.00	1.00	0.91	1.57	40
MPZRC61	RC	MPUDZI	22.00	23.00	1.00	0.92	2.47	20	85
			26.00	27.00	1.00	0.92	1.74	24
			34.00	39.00	5.00	4.61	0.58	31
			46.00	49.00	3.00	2.76	1.22	42
MPZRC64	RC	MPUDZI	35.00	38.00	3.00	2.80	2.29	33	110
			39.00	42.00	3.00	2.80	4.79	36
			43.00	45.00	2.00	1.87	0.90	40
			57.00	59.00	2.00	1.87	0.68	53
MPZRC72	RC	MPUDZI	-	2.00	2.00	1.82	1.09	-	63
			28.00	29.00	1.00	0.90	1.33	25
MPZRC75	RC	MPUDZI	40.00	43.00	3.00	2.72	3.34	36	76
			55.00	60.00	5.00	4.52	1.18	50
			64.00	65.00	1.00	0.90	1.40	58
MPZRC78	RC	MPUDZI	-	2.00	2.00	1.81	1.20	-	10
			8.00	10.00	2.00	1.84	3.97	7

26

MPZRC79	RC	MPUDZI	4.00	11.00	7.00	6.47	2.39	4	50
			12.00	15.00	3.00	2.77	0.72	11
			20.00	23.00	3.00	2.78	0.95	19
MPZRC81	RC	MPUDZI	-	2.00	2.00	1.82	0.52	-	42
MPZRC84	RC	MPUDZI	1.00	3.00	2.00	1.74	0.53	1	60
			43.00	45.00	2.00	1.73	1.29	37
MPZRC88	RC	MPUDZI	51.00	53.00	2.00	1.82	0.71	46	60
MPZRC91	RC	MPUDZI	18.00	21.00	3.00	2.75	0.51	16	30
MPZRC93	RC	MPUDZI	4.00	7.00	3.00	2.74	0.67	4	30
MPZRC95	RC	MPUDZI	-	1.00	1.00	0.91	0.60	-	25
			3.00	4.00	1.00	0.91	1.11	3
			10.00	11.00	1.00	0.91	0.84	9
MPZRC97	RC	MPUDZI	12.00	14.00	2.00	1.79	1.67	11	30
			18.00	19.00	1.00	0.89	0.85	16
PLV1RC1	RC	PLUVIOUS 1	103.00	105.00	2.00	1.78	0.67	91	165
			107.00	109.00	2.00	1.78	3.02	95
			112.00	113.00	1.00	0.89	1.99	100
			115.00	117.00	2.00	1.78	1.03	102
			140.00	142.00	2.00	1.79	1.58	125
			143.00	144.00	1.00	0.89	0.61	128
PLV1RC10	RC	PLUVIOUS 1	65.00	66.00	1.00	0.91	0.65	59	130
			67.00	80.00	13.00	11.83	3.72	61
			94.00	96.00	2.00	1.82	1.01	85
			97.00	99.00	2.00	1.81	1.08	88
PLV1RC12	RC	PLUVIOUS 1	90.00	92.00	2.00	1.66	1.59	75	150
			97.00	98.00	1.00	0.83	5.43	80
PLV1RC14	RC	PLUVIOUS 1	5.00	6.00	1.00	0.91	0.75	5	75
			18.00	19.00	1.00	0.91	0.54	16
			20.00	21.00	1.00	0.91	0.62	18
			33.00	35.00	2.00	1.82	0.68	30
PLV1RC15	RC	PLUVIOUS 1	53.00	59.00	6.00	5.33	6.89	47	128
			110.00	112.00	2.00	1.78	0.88	98
			113.00	114.00	1.00	0.89	0.56	101
PLV1RC18	RC	PLUVIOUS 1	103.00	106.00	3.00	2.48	1.00	85	200
			107.00	108.00	1.00	0.83	5.18	89

27

PLV1RC2	RC	PLUVIOUS 1	44.00	49.00	5.00	4.51	6.90	40	98
			58.00	60.00	2.00	1.81	0.91	52
PLV1RC23	RC	PLUVIOUS 1	13.00	15.00	2.00	1.83	4.80	12	75
			18.00	20.00	2.00	1.83	1.53	16
			24.00	25.00	1.00	0.91	1.19	22
			40.00	49.00	9.00	8.23	0.96	37
PLV1RC3	RC	PLUVIOUS 1	77.00	79.00	2.00	1.79	2.87	69	135
			80.00	81.00	1.00	0.90	0.54	72
			82.00	83.00	1.00	0.90	0.71	73
			85.00	89.00	4.00	3.58	2.19	76
			90.00	91.00	1.00	0.90	1.46	81
			98.00	99.00	1.00	0.90	1.19	88
			101.00	103.00	2.00	1.79	0.79	90
			104.00	106.00	2.00	1.79	0.82	93
PLV1RC5	RC	PLUVIOUS 1	42.00	50.00	8.00	7.16	1.84	38	90
			52.00	53.00	1.00	0.90	0.53	47
PLV1RC6	RC	PLUVIOUS 1	69.00	70.00	1.00	0.90	0.52	62	130
			92.00	99.00	7.00	6.27	5.86	82
			107.00	108.00	1.00	0.90	0.90	96
			109.00	110.00	1.00	0.90	0.91	98
			118.00	121.00	3.00	2.69	1.35	106
			126.00	127.00	1.00	0.90	1.96	113
PLV1RC7	RC	PLUVIOUS 1	43.00	45.00	2.00	1.89	4.06	41	51
			46.00	50.00	4.00	3.78	2.03	43
PLV4RC06	RC	PLUVIOUS 4	87.00	92.00	5.00	4.31	2.85	75	140
			128.00	129.00	1.00	0.86	0.79	111
PLV4RC10	RC	PLUVIOUS 4	18.00	21.00	3.00	2.77	0.87	17	89
			39.00	40.00	1.00	0.92	2.28	36
			49.00	52.00	3.00	2.77	2.54	45
			68.00	69.00	1.00	0.92	0.72	63
PLV4RC11	RC	PLUVIOUS 4	15.00	16.00	1.00	0.92	2.47	14	60
			58.00	59.00	1.00	0.92	0.68	53
PLV4RC12	RC	PLUVIOUS 4	34.00	35.00	1.00	0.92	0.57	31	112
			62.00	63.00	1.00	0.92	0.53	57
PLV4RC2	RC	PLUVIOUS 4	88.00	92.00	4.00	3.72	0.63	82	100
PLV4RC3	RC	PLUVIOUS 4	104.00	105.00	1.00	0.90	0.54	94	130
			108.00	109.00	1.00	0.90	0.68	98

28

PLV4RC4	RC	PLUVIOUS 4	45.00	48.00	3.00	2.82	0.66	42	55
PLV4RC7	RC	PLUVIOUS 4	45.00	46.00	1.00	0.94	2.00	42	105
			50.00	52.00	2.00	1.89	1.34	47
PLV4RC9	RC	PLUVIOUS 4	35.00	36.00	1.00	0.92	0.60	32	45
PLV5RC1	RC	PLUVIOUS 5	23.00	24.00	1.00	0.90	1.71	21	35
PLV5RC10	RC	PLUVIOUS 5	59.00	65.00	6.00	5.23	3.94	51	110
			77.00	78.00	1.00	0.87	0.83	67
			82.00	83.00	1.00	0.87	0.97	72
			95.00	96.00	1.00	0.88	0.87	83
PLV5RC11	RC	PLUVIOUS 5	73.00	74.00	1.00	0.95	2.91	69	126
			77.00	78.00	1.00	0.95	0.96	73
			88.00	91.00	3.00	2.85	0.96	84
			116.00	117.00	1.00	0.96	1.78	111
PLV5RC12	RC	PLUVIOUS 5	40.00	43.00	3.00	2.78	4.92	37	78
			44.00	45.00	1.00	0.93	0.60	41
			47.00	48.00	1.00	0.93	3.26	43
			51.00	52.00	1.00	0.93	1.12	47
			67.00	71.00	4.00	3.70	2.82	62
PLV5RC13	RC	PLUVIOUS 5	73.00	75.00	2.00	1.77	0.86	64	130
			86.00	88.00	2.00	1.77	0.66	76
PLV5RC14	RC	PLUVIOUS 5	85.00	87.00	2.00	1.56	0.79	66	167
			96.00	109.00	13.00	10.17	1.45	75
			110.00	113.00	3.00	2.35	2.78	86
			125.00	126.00	1.00	0.78	0.61	98
PLV5RC15	RC	PLUVIOUS 5	63.00	66.00	3.00	2.76	2.04	58	105
			70.00	71.00	1.00	0.92	0.95	65
			85.00	87.00	2.00	1.85	0.92	79
PLV5RC16	RC	PLUVIOUS 5	15.00	16.00	1.00	0.90	1.87	14	45
			18.00	20.00	2.00	1.80	1.07	16
			27.00	28.00	1.00	0.90	0.55	24
			29.00	30.00	1.00	0.91	0.65	26
			42.00	43.00	1.00	0.91	0.90	38
PLV5RC17	RC	PLUVIOUS 5	43.00	44.00	1.00	0.89	0.63	38	90
			53.00	55.00	2.00	1.77	1.70	47

29

PLV5RC18	RC	PLUVIOUS 5	55.00	57.00	2.00	1.78	9.80	49	115
			62.00	67.00	5.00	4.45	2.12	55
			68.00	71.00	3.00	2.67	1.90	61
			76.00	92.00	16.00	14.27	1.09	68
			98.00	100.00	2.00	1.79	1.28	87
			101.00	105.00	4.00	3.57	0.58	90
			106.00	110.00	4.00	3.57	0.67	95
PLV5RC2	RC	PLUVIOUS 5	19.00	20.00	1.00	0.91	0.75	17	64
			42.00	45.00	3.00	2.77	9.11	39
			59.00	60.00	1.00	0.94	0.92	55
PLV5RC4	RC	PLUVIOUS 5	22.00	23.00	1.00	0.93	1.05	20	60
			42.00	56.00	14.00	13.39	4.31	40
PLV5RC5	RC	PLUVIOUS 5	52.00	60.00	8.00	6.65	1.71	43	40
			63.00	65.00	2.00	1.66	0.92	52
PLV5RC6	RC	PLUVIOUS 5	78.00	82.00	4.00	3.26	0.75	64	130
			84.00	87.00	3.00	2.45	1.47	69
			90.00	94.00	4.00	3.29	0.75	74
PLV5RC7	RC	PLUVIOUS 5	45.00	46.00	1.00	0.93	0.58	42	65
			47.00	48.00	1.00	0.93	0.73	44
PLV5RC8	RC	PLUVIOUS 5	48.00	49.00	1.00	0.91	0.60	44	104
			62.00	65.00	3.00	2.74	3.29	57
			70.00	72.00	2.00	1.83	0.89	64
			73.00	75.00	2.00	1.83	2.03	67
			83.00	86.00	3.00	2.74	1.34	76
			97.00	98.00	1.00	0.91	3.09	88
PLV5RC9	RC	PLUVIOUS 5	36.00	37.00	1.00	0.92	1.67	33	69
			43.00	46.00	3.00	2.78	1.72	40
			48.00	52.00	4.00	3.71	7.44	45
SHRC05	RC	SHAWL	77.00	79.00	2.00	1.85	0.59	71	159
			81.00	82.00	1.00	0.92	0.61	75
			85.00	87.00	2.00	1.85	0.74	79
			109.00	116.00	7.00	6.48	0.79	101
			122.00	123.00	1.00	0.92	0.76	113
			125.00	126.00	1.00	0.92	1.31	116
			129.00	136.00	7.00	6.47	1.08	119

30

SHRC06	RC	SHAWL	45.00	47.00	2.00	1.82	0.70	41	130
			52.00	55.00	3.00	2.73	0.73	47
			79.00	82.00	3.00	2.73	1.19	72
			83.00	84.00	1.00	0.91	1.46	76
			91.00	92.00	1.00	0.91	0.65	83
			106.00	108.00	2.00	1.83	0.62	97
SHRC08	RC	SHAWL	15.00	17.00	2.00	1.87	0.52	14	35
			29.00	34.00	5.00	4.67	4.26	27
SHRC09	RC	SHAWL	33.00	36.00	3.00	2.73	1.46	30	135
			61.00	64.00	3.00	2.73	2.70	55
			65.00	68.00	3.00	2.73	0.69	59
SHRC10	RC	SHAWL	55.00	58.00	3.00	2.65	1.30	49	170
			68.00	69.00	1.00	0.89	0.66	60
			83.00	84.00	1.00	0.89	0.50	74
			92.00	95.00	3.00	2.66	0.54	82
			151.00	152.00	1.00	0.89	1.40	134
SHRC11	RC	SHAWL	13.00	14.00	1.00	0.94	0.72	12	92
			26.00	28.00	2.00	1.89	0.66	25
			38.00	44.00	6.00	5.67	1.87	36
			45.00	47.00	2.00	1.89	0.53	43
			71.00	72.00	1.00	0.94	0.71	67
			81.00	82.00	1.00	0.94	1.81	77
			83.00	84.00	1.00	0.94	1.93	78
			85.00	86.00	1.00	0.94	1.67	80
SHRC12	RC	SHAWL	47.00	50.00	3.00	2.35	1.02	37	146
			51.00	55.00	4.00	3.14	0.98	40
			60.00	62.00	2.00	1.57	0.54	47
			64.00	65.00	1.00	0.78	4.37	50
			66.00	73.00	7.00	5.46	0.74	52
			75.00	80.00	5.00	3.89	0.62	58
			85.00	91.00	6.00	4.66	0.72	66
			103.00	104.00	1.00	0.77	0.99	80
			105.00	106.00	1.00	0.78	0.56	81
			108.00	109.00	1.00	0.78	2.23	84
SHRC15	RC	SHAWL	59.00	62.00	3.00	2.82	0.54	56	142
			66.00	67.00	1.00	0.94	0.51	62
			72.00	73.00	1.00	0.94	1.00	68
			75.00	77.00	2.00	1.88	0.57	71
			81.00	84.00	3.00	2.82	0.82	76
			99.00	105.00	6.00	5.64	1.55	93
			106.00	109.00	3.00	2.82	1.63	100
			135.00	136.00	1.00	0.94	1.91	127

31

SHRC16	RC	SHAWL	-	1.00	1.00	0.95	1.13	-	39
			29.00	35.00	6.00	5.69	3.04	27
SHRC18	RC	SHAWL	60.00	62.00	2.00	1.84	0.56	55	149
			70.00	71.00	1.00	0.92	0.65	64
			82.00	85.00	3.00	2.75	1.37	75
			128.00	130.00	2.00	1.84	4.72	118
			131.00	135.00	4.00	3.69	2.13	121
SHRC19	RC	SHAWL	18.00	21.00	3.00	2.63	0.95	16	45
			25.00	29.00	4.00	3.51	0.97	22
			30.00	31.00	1.00	0.88	1.25	26
SHRC20	RC	SHAWL	-	6.00	6.00	5.14	0.97	-	76
			39.00	45.00	6.00	5.14	0.95	33
			46.00	51.00	5.00	4.28	2.80	39
			66.00	69.00	3.00	2.57	0.91	57
			71.00	72.00	1.00	0.86	0.98	61
SHRC22	RC	SHAWL	81.00	82.00	1.00	0.85	2.19	69	210
			109.00	111.00	2.00	1.71	0.57	93
			125.00	127.00	2.00	1.72	1.44	108
			140.00	146.00	6.00	5.20	2.51	121
			150.00	152.00	2.00	1.74	4.99	130
			155.00	158.00	3.00	2.61	1.64	135
			173.00	174.00	1.00	0.87	1.02	150
SHRC23	RC	SHAWL	29.00	31.00	2.00	1.89	0.75	27	58
			32.00	33.00	1.00	0.95	0.53	30
			44.00	45.00	1.00	0.95	0.59	42
			56.00	60.00	4.00	3.78	0.54	53
			61.00	63.00	2.00	1.89	0.99	58
			92.00	96.00	4.00	3.78	2.63	87
			104.00	110.00	6.00	5.67	0.99	98
SHRC24	RC	SHAWL	81.00	82.00	1.00	0.93	0.61	75	175
			87.00	89.00	2.00	1.86	0.62	81
			116.00	118.00	2.00	1.86	1.15	108
			120.00	122.00	2.00	1.86	0.98	111
			146.00	148.00	2.00	1.86	0.73	135
			161.00	163.00	2.00	1.85	1.70	149
SHRC25	RC	SHAWL	14.00	18.00	4.00	3.73	1.94	13	55
			23.00	24.00	1.00	0.93	0.63	21
			30.00	41.00	11.00	10.25	1.34	28
			47.00	49.00	2.00	1.86	1.22	44

32

SHRC26	RC	SHAWL	55.00	57.00	2.00	1.82	0.55	50	129
			64.00	65.00	1.00	0.91	1.02	58
			117.00	119.00	2.00	1.82	2.66	106
			123.00	124.00	1.00	0.91	1.42	112
SHRC28	RC	SHAWL	-	2.00	2.00	1.90	0.71	-	58
			35.00	37.00	2.00	1.90	0.56	33
			46.00	52.00	6.00	5.70	0.82	44
SHRC29	RC	SHAWL	41.00	43.00	2.00	1.82	1.21	37	98
			50.00	52.00	2.00	1.82	0.82	46
SHRC31	RC	SHAWL	28.00	32.00	4.00	3.65	1.53	26	50
SHRC32	RC	SHAWL	39.00	41.00	2.00	1.83	1.01	36	116
			80.00	81.00	1.00	0.92	0.50	73
SHRC34	RC	SHAWL	-	4.00	4.00	3.69	1.64	-	50
			36.00	37.00	1.00	0.92	0.73	33
			40.00	41.00	1.00	0.92	0.68	37
			43.00	45.00	2.00	1.84	0.53	40
SHRC35	RC	SHAWL	67.00	69.00	2.00	1.83	0.56	61	119
			70.00	72.00	2.00	1.83	1.50	64
			73.00	78.00	5.00	4.57	1.58	67
			85.00	87.00	2.00	1.83	2.61	78
SHRC36	RC	SHAWL	16.00	22.00	6.00	5.63	4.64	15	58
			24.00	30.00	6.00	5.63	2.96	23
			32.00	35.00	3.00	2.82	0.91	30
			37.00	38.00	1.00	0.94	0.90	35
			43.00	44.00	1.00	0.94	0.89	40
			45.00	47.00	2.00	1.88	2.73	42
			48.00	49.00	1.00	0.94	1.32	45
SHRC38	RC	SHAWL	-	3.00	3.00	2.90	0.88	-	86
			5.00	6.00	1.00	0.97	0.91	5
			30.00	32.00	2.00	1.93	1.20	29
			34.00	39.00	5.00	4.83	3.08	33
			47.00	48.00	1.00	0.97	1.82	45
			59.00	60.00	1.00	0.97	0.87	57
			67.00	68.00	1.00	0.97	0.75	65
SHRC39	RC	SHAWL	28.00	34.00	6.00	5.72	0.59	27	85
			44.00	45.00	1.00	0.95	0.56	42
			53.00	56.00	3.00	2.86	0.83	51
			73.00	75.00	2.00	1.91	0.93	70

33

SHRC40	RC	SHAWL	41.00	42.00	1.00	0.93	0.88	38	125
			51.00	52.00	1.00	0.93	0.60	47
			59.00	60.00	1.00	0.93	1.25	55
			90.00	91.00	1.00	0.93	0.69	84
			114.00	115.00	1.00	0.93	1.50	106
			116.00	117.00	1.00	0.93	0.50	108
			118.00	119.00	1.00	0.93	0.85	110
			123.00	125.00	2.00	1.87	0.64	115
SHRC41	RC	SHAWL	8.00	9.00	1.00	0.98	1.97	8	35
SHRC44	RC	SHAWL	39.00	40.00	1.00	0.98	0.90	38	65
SHRC45	RC	SHAWL	-	4.00	4.00	3.74	4.24	-	35
			6.00	7.00	1.00	0.94	0.74	6
			9.00	11.00	2.00	1.87	0.76	8
			12.00	14.00	2.00	1.87	0.93	11
			24.00	25.00	1.00	0.94	2.41	22
SHRC46	RC	SHAWL	9.00	11.00	2.00	1.82	0.97	8	35
			12.00	13.00	1.00	0.91	0.92	11
			21.00	27.00	6.00	5.46	0.76	19
SHRC47	RC	SHAWL	6.00	8.00	2.00	1.93	1.72	6	55
			9.00	10.00	1.00	0.97	0.56	9
			15.00	16.00	1.00	0.97	0.75	14
			27.00	28.00	1.00	0.96	1.40	26
SHRC51	RC	SHAWL	53.00	54.00	1.00	0.90	1.29	48	180
			84.00	85.00	1.00	0.90	0.52	76
			142.00	144.00	2.00	1.81	2.06	128
SHRC52	RC	SHAWL	21.00	23.00	2.00	1.79	0.54	19	161
			24.00	25.00	1.00	0.90	0.52	21
			65.00	67.00	2.00	1.82	0.56	59
			118.00	120.00	2.00	1.90	0.56	112
SHRC59	RC	SHAWL	21.00	22.00	1.00	0.96	0.50	20	55
			32.00	33.00	1.00	0.96	0.51	31
SHRC60	RC	SHAWL	9.00	10.00	1.00	0.96	1.10	9	31
			12.00	13.00	1.00	0.96	2.95	12
TRRC44	RC	TRAIL	26.00	27.00	1.00	0.94	0.60	25	75
			58.00	59.00	1.00	0.94	1.00	55
			67.00	68.00	1.00	0.94	0.58	63
TRRC50	RC	TRAIL	21.00	22.00	1.00	0.90	5.76	19	49
			27.00	28.00	1.00	0.91	0.63	25
JDD11	DD	JUPITER	43.23	44.30	1.07	1.02	1.36	41.19	82.68
			45.00	51.38	6.38	6.08	13.95	42.87
			55.68	57.00	1.32	1.26	2.52	53.05
			57.40	62.00	4.60	4.38	6.80	54.68
			64.00	69.00	5.00	4.76	2.34	60.97
			79.00	80.00	1.00	0.95	1.90	75.26

34

JDD12	DD	JUPITER	24.00	27.00	3.00	2.85	0.73	22.78	55.58
			47.00	48.00	1.00	0.96	0.51	45.03
JDD13	DD	JUPITER	37.58	40.44	2.86	2.60	0.73	34.15	154.58
			64.00	65.00	1.00	0.92	0.62	58.58
			83.00	87.00	4.00	3.67	0.80	76.19
			104.00	105.30	1.30	1.20	0.66	95.72
			147.00	148.00	1.00	0.94	2.36	137.52
JDD14	DD	JUPITER	45.00	53.00	8.00	7.54	2.59	42.43	85.58
			54.00	57.00	3.00	2.83	0.59	50.97
JDD15	DD	JUPITER	11.00	13.00	2.00	1.90	0.80	10.45	40.58
			13.62	20.00	6.38	6.06	4.31	12.94
			21.00	23.00	2.00	1.90	0.70	19.98
			30.00	33.00	3.00	2.85	3.11	28.54
JDD16	DD	JUPITER	16.00	19.58	3.58	3.37	1.33	15.06	58.58
			51.00	52.00	1.00	0.95	19.53	48.31
JDD17	DD	JUPITER	25.00	26.00	1.00	0.95	2.32	23.64	97.78
			36.00	39.00	3.00	2.85	6.64	34.17
			40.00	41.00	1.00	0.95	1.14	37.99
JDD18	DD	JUPITER	11.00	24.00	13.00	11.95	1.09	10.11	112.78
			25.00	28.00	3.00	2.76	0.83	22.98
			40.00	41.00	1.00	0.92	0.51	36.87
			33.58	35.00	1.42	1.36	0.61	32.05
			52.00	54.78	2.78	2.66	1.02	49.74
			55.58	57.42	1.84	1.76	3.39	53.17
			58.88	61.58	2.70	2.58	2.84	56.33
			62.00	63.00	1.00	0.96	0.58	59.32
			84.00	85.00	1.00	0.96	0.56	80.64
			90.00	91.00	1.00	0.96	0.88	86.51
			95.00	96.00	1.00	0.96	1.33	91.38
PLVDD08	DD	PLUVIOUS	44.00	46.00	2.00	1.92	4.79	42.15	88.58
			48.00	51.00	3.00	2.88	4.26	46.05
			52.00	53.00	1.00	0.96	0.54	49.94
			72.00	78.00	6.00	5.79	1.82	69.47
			82.00	84.00	2.00	1.93	0.62	79.21
PLVDD09	DD	PLUVIOUS	25.00	26.00	1.00	0.95	1.36	23.85	73.58
			48.00	50.00	2.00	1.91	0.65	45.81
PLVDD10	DD	PLUVIOUS	49.00	51.00	2.00	1.88	0.52	46.08	92.58
PLVDD12	DD	PLUVIOUS	40.40	41.50	1.10	1.04	7.96	38.35	92.58

35

PLVDD13	DD	PLUVIOUS	42.00	43.00	1.00	0.94	0.91	39.62	97.58
			44.00	49.00	5.00	4.73	4.64	41.61
			50.00	51.00	1.00	0.95	1.07	47.39
			73.00	76.00	3.00	2.85	0.70	69.47
			87.00	88.30	1.30	1.24	0.58	82.81
PLVDD14	DD	PLUVIOUS	23.00	26.00	3.00	2.83	0.51	21.70	73.58
			35.00	36.00	1.00	0.94	0.86	33.01
			68.00	70.00	2.00	1.88	0.91	63.87
SHDD03	DD	SHAWL	38.00	40.00	2.00	1.90	1.39	36.16	84.58
			41.00	49.00	8.00	7.63	1.51	39.11
			51.00	55.00	4.00	3.83	1.17	48.79
			63.00	64.00	1.00	0.96	0.84	60.52
			65.00	67.00	2.00	1.92	0.83	62.50
			68.00	69.00	1.00	0.96	2.41	65.45
			74.00	76.00	2.00	1.93	0.60	71.39
SHDD04	DD	SHAWL	9.00	12.00	3.00	2.74	0.79	8.22	94.68
			21.00	22.68	1.68	1.54	0.51	19.25
			26.00	30.00	4.00	3.68	1.37	23.94
			33.00	34.00	1.00	0.92	0.98	30.51
			39.00	40.00	1.00	0.93	2.50	36.20
			43.00	45.00	2.00	1.86	2.58	40.03
			50.00	51.00	1.00	0.93	0.51	46.73
			61.00	62.00	1.00	0.94	1.15	57.39
			69.00	70.68	1.68	1.59	1.60	65.23
			78.00	79.68	1.68	1.59	1.11	74.00
SHDD05	DD	SHAWL	39.00	48.00	9.00	8.60	0.94	37.26	96.00
			54.00	62.00	8.00	7.67	0.79	51.77
			65.00	66.00	1.00	0.96	1.79	62.43
			67.00	69.00	2.00	1.92	1.32	64.40
			94.00	95.00	1.00	0.97	0.59	90.73

36

Table 3: RC and DD Drilling Results

Notes :

1.	RC and DD drillholes for 2025 only.
2.	Drillholes are reported using a 0.50 g/t cut-off grade.
3.	True widths are approximate calculations.

Drillhole Collar Positions
Hole Identifier	Hole Type	Locality	Azimuth (°)	Dip (°)	Drilled Length(m)	UTM Easting(m)	UTM Northing(m)	UTM Elevation(m)
JPRC06	RC	JUPITER	343.2	53.0	95.00	664 198	7 846 894	1 146
JPRC07	RC	JUPITER	343.2	58.0	170.00	664 208	7 846 865	1 147
JPRC08	RC	JUPITER	347.1	60.2	220.00	664 223	7 846 818	1 148
JPRC11	RC	JUPITER	345.8	44.4	187.00	664 157	7 846 768	1 145
JPRC13	RC	JUPITER	339.8	50.1	190.00	664 137	7 846 756	1 143
JPRC14	RC	JUPITER	343.6	53.7	215.00	664 151	7 846 711	1 143
JPRC15	RC	JUPITER	155.5	45.4	55.00	664 048	7 846 899	1 139
JPRC20	RC	JUPITER	341.0	50.5	190.00	664 081	7 846 735	1 139
JPRC21	RC	JUPITER	341.9	50.6	200.00	664 100	7 846 684	1 141
JPRC24	RC	JUPITER	339.0	49.1	167.00	664 032	7 846 697	1 138
JPRC25	RC	JUPITER	338.8	50.9	145.00	664 052	7 846 643	1 140
JPRC27	RC	JUPITER	341.1	47.4	95.00	663 980	7 846 757	1 136
JPRC29	RC	JUPITER	350.1	48.7	65.00	663 863	7 846 713	1 135
JPRC30	RC	JUPITER	338.2	43.7	96.00	663 956	7 846 744	1 136
JPRC31	RC	JUPITER	336.2	43.3	190.00	663 987	7 846 669	1 137
JPRC32	RC	JUPITER	347.4	48.4	161.00	664 008	7 846 615	1 138
JPRC33	RC	JUPITER	336.8	54.6	110.00	663 934	7 846 732	1 135
JPRC34	RC	JUPITER	338.7	46.4	178.00	663 967	7 846 663	1 135
JPRC36	RC	JUPITER	312.3	62.5	205.00	663 974	7 846 637	1 136
JPRC37	RC	JUPITER	341.8	48.1	125.00	663 909	7 846 735	1 134
JPRC38	RC	JUPITER	343.5	48.7	158.00	663 936	7 846 657	1 133
JPRC39	RC	JUPITER	330.6	55.0	180.00	663 948	7 846 624	1 135
JPRC40	RC	JUPITER	337.6	50.2	58.00	663 882	7 846 723	1 135

37

JPRC41	RC	JUPITER	345.8	49.2	55.00	664 179	7 846 997	1 144
JPRC44	RC	JUPITER	341.0	48.1	75.00	663 841	7 846 693	1 135
JPRC45	RC	JUPITER	341.9	48.1	151.00	663 894	7 846 552	1 135
JPRC47	RC	JUPITER	337.6	39.9	167.00	663 851	7 846 574	1 135
JPRC48	RC	JUPITER	340.0	56.7	200.00	663 857	7 846 557	1 134
JPRC51	RC	JUPITER	335.0	68.6	146.00	663 831	7 846 537	1 134
JPRC52	RC	JUPITER	338.9	44.7	135.00	663 797	7 846 547	1 136
JPRC53	RC	JUPITER	335.4	51.8	199.00	663 818	7 846 498	1 135
JPRC54	RC	JUPITER	338.0	44.2	130.00	663 748	7 846 524	1 136
JPRC56	RC	JUPITER	338.6	45.3	76.00	663 718	7 846 527	1 134
JPRC57	RC	JUPITER	338.0	43.9	140.00	663 741	7 846 463	1 133
JPRC58	RC	JUPITER	338.4	43.3	77.00	663 678	7 846 513	1 135
JPRC59	RC	JUPITER	337.7	44.4	130.00	663 698	7 846 464	1 135
JPRC62	RC	JUPITER	337.8	50.6	190.00	663 917	7 846 489	1 133
JPRC63	RC	JUPITER	338.2	53.2	225.00	663 852	7 846 415	1 131
JPRC66	RC	JUPITER	332.6	48.9	50.00	664 214	7 846 926	1 148
JPRC67	RC	JUPITER	333.2	49.2	172.00	664 234	7 846 888	1 149
JPRC70	RC	JUPITER	342.8	64.1	102.00	664 108	7 846 840	1 134
JPRC71	RC	JUPITER	341.8	42.3	200.00	664 115	7 846 743	1 141
JPRC72	RC	JUPITER	341.8	40.3	90.00	664 084	7 846 830	1 132
JPRC74	RC	JUPITER	338.4	60.2	197.00	664 062	7 846 707	1 139
JPRC75	RC	JUPITER	337.8	65.5	145.00	663 983	7 846 755	1 136
JPRC76	RC	JUPITER	334.5	50.5	150.00	664 030	7 846 631	1 139
JPRC79	RC	JUPITER	338.8	70.0	115.00	663 911	7 846 730	1 135
JPRC81	RC	JUPITER	343.3	45.6	78.00	663 913	7 846 638	1 134
JPRC82	RC	JUPITER	340.7	69.9	120.00	663 924	7 846 608	1 134
JPRC85	RC	JUPITER	336.8	60.0	170.00	663 828	7 846 544	1 134
JPRC86	RC	JUPITER	343.8	53.3	139.00	663 774	7 846 535	1 135
JPRC87	RC	JUPITER	340.7	54.8	204.00	663 799	7 846 462	1 133
JPRC88	RC	JUPITER	344.7	44.7	88.00	664 131	7 846 860	1 137
JPRC89	RC	JUPITER	346.8	48.2	236.00	664 256	7 846 845	1 149
JPRC90	RC	JUPITER	341.3	43.0	145.00	663 895	7 846 624	1 133

38

JPRC91	RC	JUPITER	337.0	45.1	95.00	663 907	7 846 590	1 134
MPZRC102	RC	MPUDZI	328.8	49.2	15.00	666 676	7 845 783	1 189
MPZRC104	RC	MPUDZI	329.2	46.9	33.00	665 777	7 845 629	1 153
MPZRC105	RC	MPUDZI	331.6	50.7	15.00	665 637	7 845 558	1 155
MPZRC106	RC	MPUDZI	328.5	52.6	70.00	665 659	7 845 522	1 158
MPZRC107	RC	MPUDZI	330.6	50.3	25.00	665 680	7 845 584	1 154
MPZRC108	RC	MPUDZI	331.5	52.9	47.00	665 694	7 845 561	1 157
MPZRC109	RC	MPUDZI	331.3	49.4	51.00	665 611	7 845 506	1 157
MPZRC110	RC	MPUDZI	330.4	49.9	22.00	665 597	7 845 529	1 155
MPZRC111	RC	MPUDZI	332.7	49.8	25.00	665 882	7 845 451	1 171
MPZRC113	RC	MPUDZI	332.0	58.7	20.00	665 796	7 845 399	1 172
MPZRC115	RC	MPUDZI	332.6	42.2	20.00	665 634	7 845 373	1 166
MPZRC116	RC	MPUDZI	330.6	49.6	46.00	665 645	7 845 354	1 168
MPZRC117	RC	MPUDZI	332.4	47.7	27.00	665 640	7 845 363	1 167
MPZRC118	RC	MPUDZI	330.7	52.4	40.00	665 669	7 845 316	1 171
MPZRC119	RC	MPUDZI	326.4	54.6	15.00	666 634	7 845 758	1 193
MPZRC120	RC	MPUDZI	329.9	48.4	15.00	666 090	7 845 437	1 164
MPZRC121	RC	MPUDZI	327.1	55.1	40.00	666 127	7 845 516	1 163
MPZRC122	RC	MPUDZI	326.2	48.5	50.00	666 149	7 845 483	1 164
MPZRC123	RC	MPUDZI	330.1	45.2	30.00	666 205	7 845 603	1 169
MPZRC124	RC	MPUDZI	331.5	52.3	57.00	666 258	7 845 601	1 174
MPZRC125	RC	MPUDZI	336.0	51.4	21.00	666 303	7 845 643	1 176
MPZRC126	RC	MPUDZI	337.1	52.5	30.00	666 318	7 845 613	1 179
MPZRC129	RC	MPUDZI	329.9	49.0	15.00	666 402	7 845 626	1 186
MPZRC130	RC	MPUDZI	330.8	46.7	25.00	666 410	7 845 613	1 183
MPZRC36	RC	MPUDZI	328.3	51.6	55.00	665 945	7 845 347	1 183
MPZRC41	RC	MPUDZI	331.1	44.2	25.00	666 009	7 845 381	1 175
MPZRC42	RC	MPUDZI	330.3	49.6	52.00	666 019	7 845 362	1 176
MPZRC44	RC	MPUDZI	329.3	48.9	24.00	666 032	7 845 392	1 171
MPZRC45	RC	MPUDZI	332.3	49.2	60.00	666 044	7 845 373	1 172
MPZRC46	RC	MPUDZI	332.5	52.0	66.00	666 074	7 845 369	1 168

39

MPZRC47	RC	MPUDZI	330.0	49.3	30.00	666 058	7 845 397	1 169
MPZRC48	RC	MPUDZI	337.3	49.7	27.00	666 094	7 845 431	1 164
MPZRC49	RC	MPUDZI	331.6	49.6	50.00	666 103	7 845 415	1 165
MPZRC50	RC	MPUDZI	330.0	50.5	27.00	666 117	7 845 440	1 164
MPZRC52	RC	MPUDZI	339.1	48.3	25.00	666 123	7 845 522	1 163
MPZRC55	RC	MPUDZI	330.5	51.2	65.00	666 179	7 845 529	1 167
MPZRC56	RC	MPUDZI	330.1	50.1	91.00	666 190	7 845 511	1 167
MPZRC57	RC	MPUDZI	332.3	50.3	42.00	666 182	7 845 573	1 168
MPZRC59	RC	MPUDZI	329.1	50.8	85.00	666 207	7 845 535	1 170
MPZRC60	RC	MPUDZI	329.4	47.9	60.00	666 216	7 845 583	1 171
MPZRC61	RC	MPUDZI	334.9	47.9	85.00	666 229	7 845 562	1 173
MPZRC64	RC	MPUDZI	331.9	46.3	110.00	666 263	7 845 550	1 174
MPZRC65	RC	MPUDZI	324.7	48.9	51.00	666 249	7 845 616	1 173
MPZRC72	RC	MPUDZI	336.9	49.5	63.00	666 311	7 845 628	1 178
MPZRC75	RC	MPUDZI	331.8	49.2	76.00	666 395	7 845 548	1 187
MPZRC78	RC	MPUDZI	330.1	50.0	10.00	666 420	7 845 598	1 188
MPZRC79	RC	MPUDZI	330.1	47.6	50.00	666 449	7 845 550	1 194
MPZRC81	RC	MPUDZI	328.6	49.5	42.00	666 434	7 845 615	1 188
MPZRC84	RC	MPUDZI	332.4	54.8	60.00	666 454	7 845 636	1 190
MPZRC88	RC	MPUDZI	330.8	48.1	60.00	666 499	7 845 652	1 194
MPZRC89	RC	MPUDZI	333.8	46.8	25.00	666 483	7 845 682	1 191
MPZRC91	RC	MPUDZI	329.1	48.7	30.00	666 506	7 845 682	1 195
MPZRC93	RC	MPUDZI	326.8	49.0	30.00	666 538	7 845 714	1 193
MPZRC95	RC	MPUDZI	328.7	49.9	25.00	666 559	7 845 727	1 195
MPZRC97	RC	MPUDZI	328.5	52.5	30.00	666 640	7 845 748	1 195
MPZRC98	RC	MPUDZI	329.5	52.7	25.00	665 841	7 845 419	1 173
PLV1RC1	RC	PLUVIOUS 1	338.7	52.0	165.00	662 693	7 845 807	1 133
PLV1RC10	RC	PLUVIOUS 1	337.7	49.8	130.00	662 573	7 845 780	1 131
PLV1RC12	RC	PLUVIOUS 1	342.1	58.4	150.00	662 549	7 845 741	1 130
PLV1RC14	RC	PLUVIOUS 1	337.7	49.5	75.00	662 490	7 845 813	1 129
PLV1RC15	RC	PLUVIOUS 1	337.9	51.8	128.00	662 507	7 845 766	1 130
PLV1RC18	RC	PLUVIOUS 1	338.4	58.5	200.00	662 497	7 845 705	1 129
PLV1RC19	RC	PLUVIOUS 1	337.6	49.6	78.00	662 440	7 845 786	1 129
PLV1RC2	RC	PLUVIOUS 1	349.8	50.6	98.00	662 637	7 845 866	1 132

40

PLV1RC20	RC	PLUVIOUS 1	347.7	55.3	120.00	662 455	7 845 747	1 129
PLV1RC21	RC	PLUVIOUS 1	334.2	44.4	40.00	662 418	7 845 843	1 127
PLV1RC23	RC	PLUVIOUS 1	351.4	49.0	75.00	662 523	7 845 822	1 130
PLV1RC24	RC	PLUVIOUS 1	344.3	46.1	20.00	662 441	7 845 859	1 128
PLV1RC3	RC	PLUVIOUS 1	341.8	52.6	135.00	662 656	7 845 816	1 132
PLV1RC5	RC	PLUVIOUS 1	340.2	51.5	90.00	662 610	7 845 854	1 132
PLV1RC6	RC	PLUVIOUS 1	335.5	51.0	130.00	662 639	7 845 799	1 131
PLV1RC7	RC	PLUVIOUS 1	330.4	43.9	51.00	662 592	7 845 827	1 132
PLV1RC9	RC	PLUVIOUS 1	328.0	50.0	140.00	662 678	7 845 689	1 132
PLV4RC06	RC	PLUVIOUS 4	335.6	55.4	140.00	662 809	7 845 913	1 137
PLV4RC1	RC	PLUVIOUS 4	339.7	45.2	58.00	662 863	7 846 010	1 137
PLV4RC10	RC	PLUVIOUS 4	332.8	47.9	89.00	662 737	7 845 913	1 135
PLV4RC11	RC	PLUVIOUS 4	340.4	48.2	60.00	662 691	7 845 926	1 134
PLV4RC12	RC	PLUVIOUS 4	340.1	48.4	112.00	662 706	7 845 886	1 134
PLV4RC2	RC	PLUVIOUS 4	339.5	45.7	100.00	662 876	7 845 978	1 139
PLV4RC3	RC	PLUVIOUS 4	338.8	50.4	130.00	662 862	7 845 940	1 137
PLV4RC4	RC	PLUVIOUS 4	338.8	45.0	55.00	662 820	7 845 977	1 137
PLV4RC7	RC	PLUVIOUS 4	350.0	44.5	105.00	662 759	7 845 933	1 135
PLV4RC8	RC	PLUVIOUS 4	343.6	47.8	120.00	662 774	7 845 894	1 136
PLV4RC9	RC	PLUVIOUS 4	338.5	47.8	45.00	662 723	7 845 945	1 134
PLV5RC1	RC	PLUVIOUS 5	336.3	50.3	35.00	663 292	7 846 309	1 138
PLV5RC10	RC	PLUVIOUS 4	344.2	54.9	110.00	663 221	7 846 202	1 137
PLV5RC11	RC	PLUVIOUS 5	342.3	44.5	126.00	663 199	7 846 185	1 137
PLV5RC12	RC	PLUVIOUS 4	333.1	47.2	78.00	663 161	7 846 197	1 138
PLV5RC13	RC	PLUVIOUS 5	331.0	53.0	130.00	663 178	7 846 166	1 137
PLV5RC14	RC	PLUVIOUS 4	341.0	64.7	167.00	663 166	7 846 128	1 136
PLV5RC15	RC	PLUVIOUS 5	341.9	48.5	105.00	663 129	7 846 141	1 139
PLV5RC16	RC	PLUVIOUS 4	337.4	50.7	45.00	663 068	7 846 174	1 136
PLV5RC17	RC	PLUVIOUS 5	310.7	51.4	90.00	663 081	7 846 149	1 139
PLV5RC18	RC	PLUVIOUS 4	343.5	52.1	115.00	663 062	7 846 118	1 138
PLV5RC2	RC	PLUVIOUS 5	339.1	49.7	64.00	663 300	7 846 290	1 138

41

PLV5RC4	RC	PLUVIOUS 4	338.0	46.8	60.00	663 279	7 846 272	1 138
PLV5RC5	RC	PLUVIOUS 5	328.7	58.6	40.00	663 281	7 846 264	1 138
PLV5RC6	RC	PLUVIOUS 4	345.7	63.2	130.00	663 274	7 846 220	1 137
PLV5RC7	RC	PLUVIOUS 5	326.8	46.7	65.00	663 231	7 846 246	1 136
PLV5RC8	RC	PLUVIOUS 4	337.8	49.3	104.00	663 248	7 846 218	1 137
PLV5RC9	RC	PLUVIOUS 5	333.5	47.5	69.00	663 211	7 846 221	1 137
SHRC05	RC	SHAWL	328.6	48.2	159.00	664 491	7 847 113	1 150
SHRC06	RC	SHAWL	327.9	48.9	130.00	664 456	7 847 124	1 150
SHRC08	RC	SHAWL	142.3	45.9	35.00	664 372	7 847 200	1 146
SHRC09	RC	SHAWL	327.1	49.7	135.00	664 429	7 847 119	1 149
SHRC10	RC	SHAWL	325.7	53.3	170.00	664 440	7 847 105	1 150
SHRC11	RC	SHAWL	333.8	44.1	92.00	664 396	7 847 120	1 149
SHRC12	RC	SHAWL	329.4	64.0	146.00	664 408	7 847 098	1 149
SHRC15	RC	SHAWL	332.7	44.9	142.00	664 390	7 847 066	1 149
SHRC16	RC	SHAWL	335.4	43.6	39.00	664 326	7 847 134	1 130
SHRC18	RC	SHAWL	337.1	48.4	149.00	664 363	7 847 060	1 150
SHRC19	RC	SHAWL	333.0	53.6	45.00	664 304	7 847 119	1 131
SHRC20	RC	SHAWL	334.0	56.0	76.00	664 309	7 847 103	1 130
SHRC22	RC	SHAWL	331.1	58.4	210.00	664 348	7 847 027	1 150
SHRC23	RC	SHAWL	333.6	44.0	58.00	664 310	7 847 050	1 148
SHRC24	RC	SHAWL	333.5	46.7	175.00	664 331	7 847 012	1 148
SHRC25	RC	SHAWL	330.0	46.2	55.00	664 252	7 847 087	1 136
SHRC26	RC	SHAWL	333.2	49.5	129.00	664 284	7 847 035	1 147
SHRC28	RC	SHAWL	333.0	43.3	58.00	664 233	7 847 071	1 137
SHRC29	RC	SHAWL	331.8	49.3	98.00	664 254	7 847 036	1 145
SHRC31	RC	SHAWL	331.7	49.0	50.00	664 221	7 847 036	1 142
SHRC32	RC	SHAWL	330.5	48.4	116.00	664 249	7 846 992	1 146
SHRC34	RC	SHAWL	329.4	47.8	50.00	664 224	7 846 975	1 145
SHRC35	RC	SHAWL	301.2	49.1	119.00	664 245	7 846 940	1 147
SHRC36	RC	SHAWL	333.3	45.2	58.00	664 282	7 847 102	1 134
SHRC38	RC	SHAWL	332.3	40.0	86.00	664 458	7 847 166	1 150
SHRC39	RC	SHAWL	331.2	42.5	85.00	664 487	7 847 182	1 151
SHRC40	RC	SHAWL	327.0	46.4	125.00	664 506	7 847 148	1 150
SHRC41	RC	SHAWL	334.6	36.7	35.00	664 374	7 847 166	1 129
SHRC44	RC	SHAWL	327.4	45.1	65.00	664 198	7 847 014	1 145
SHRC45	RC	SHAWL	335.7	45.7	35.00	664 215	7 847 099	1 144
SHRC46	RC	SHAWL	337.9	49.5	35.00	664 197	7 847 076	1 144

42

SHRC47	RC	SHAWL	329.1	40.2	55.00	664 443	7 847 196	1 148
SHRC50	RC	SHAWL	334.7	54.8	30.00	664 284	7 847 155	1 145
SHRC51	RC	SHAWL	330.4	52.0	180.00	664 313	7 846 989	1 148
SHRC52	RC	SHAWL	331.8	51.4	161.00	664 280	7 846 992	1 147
SHRC59	RC	SHAWL	336.1	41.0	55.00	664 475	7 847 204	1 151
SHRC60	RC	SHAWL	335.7	40.4	31.00	664 463	7 847 227	1 150
TRRC44	RC	TRAIL	324.7	44.4	75.00	666 880	7 844 461	1 155
TRRC50	RC	TRAIL	325.9	50.4	49.00	667 102	7 844 528	1 163
JDD11	DD	JUPITER	342.9	44.1	82.68	664 163	7 846 876	1 142
JDD12	DD	JUPITER	331.5	43.9	55.58	664 106	7 846 853	1 134
JDD13	DD	JUPITER	321.7	51.7	154.58	664 055	7 846 728	1 139
JDD14	DD	JUPITER	325.1	45.6	85.58	663 929	7 846 747	1 135
JDD15	DD	JUPITER	330.5	43.4	40.58	663 804	7 846 597	1 116
JDD16	DD	JUPITER	333.1	46.9	58.58	663 726	7 846 583	1 112
JDD17	DD	JUPITER	342.3	45.2	97.78	663 870	7 846 616	1 131
JDD18	DD	JUPITER	338.2	47.9	112.78	664 057	7 846 799	1 130
PLVDD07	DD	PLUVIOUS	328.2	43.9	97.58	663 258	7 846 252	1 137
PLVDD08	DD	PLUVIOUS	325.0	45.1	88.58	663 189	7 846 205	1 137
PLVDD09	DD	PLUVIOUS	329.6	47.3	73.58	663 114	7 846 171	1 139
PLVDD10	DD	PLUVIOUS	343.5	45.6	76.68	662 841	7 845 993	1 137
PLVDD12	DD	PLUVIOUS	335.4	45.4	92.58	662 663	7 845 881	1 133
PLVDD13	DD	PLUVIOUS	324.2	47.4	97.58	662 562	7 845 810	1 131
PLVDD14	DD	PLUVIOUS	338.8	46.0	73.58	662 466	7 845 794	1 129
SHDD03	DD	SHAWL	323.1	43.4	84.58	664 439	7 847 148	1 150
SHDD04	DD	SHAWL	332.1	49.2	94.68	664 265	7 847 066	1 134
SHDD05	DD	SHAWL	332.2	46.0	96.00	664 372	7 847 099	1 147

43

Table 4: RC and DD Drilling Collar and Survey Information

Glossary

Term	Definition
Aero-magnetics	A geophysical exploration method in which a magnetometer, often mounted on an aircraft, is used to measure variations in the Earth's magnetic field over a specific area.
Assay	A process of analysing a sample to determine its composition, particularly to measure the concentration of metal (e.g., gold) within it.
Azimuth	The angle between the north direction and the projection of the line to a point, typically used in mapping and surveying.
Blank (Sample)	A type of control sample with a known low concentration of analyte, used in quality assurance to detect contamination.
Bottle Roll Assay	A test method for determining gold content by using a rotating bottle and a leaching solution, often used on-site in laboratories.
Brownfield Exploration	Exploration activities conducted near or around an existing mine, contrasting with greenfield, which targets unexplored areas.
Certified Reference Material (CRM)	A material or substance with a certified composition used to ensure the accuracy and consistency of analytical results.
Composite Sample	A sample made by combining individual samples from various sections to create a single, representative sample for analysis.
Core Length	The total measured length of the sample core obtained from drilling, often used to analyse mineral composition and structure.
Cut-off Grade	The minimum grade or concentration of mineral that must be met for material to be considered viable for processing.
Diamond Drilling (DD)	A drilling technique using a diamond drill bit to retrieve core samples for geological assessment, commonly used for detailed exploration.
Down-the-Hole Survey	A measurement process to check the angle and path of a borehole as it is drilled, ensuring it follows the planned direction.
Duplicate Sample	A second sample taken from the same source to verify the accuracy and reproducibility of assay results.
End of Hole (E.O.H.)	The final depth reached in a borehole or drilling operation.
Fire Assay	A traditional method to measure precious metal content by heating and melting the sample, allowing separation of metal content for analysis.
Grade (g/t)	The concentration of precious metal, typically measured in grams per ton (g/t) of ore, used as a quality indicator of mineral deposits.
Greenfield Exploration	Exploration of new, previously untouched areas with no prior mining activity to discover new mineral deposits.
Lab Pulp Repeat (LPR)	A quality assurance process where lab samples are pulverized and analysed to ensure consistent assay results.
Mineralised Zone	A section of rock where minerals, especially economically valuable ones, are concentrated.
Motapa Exploration Program	An exploration project focused on the Motapa area, involving trenching, drilling, and geophysical surveys to identify and quantify mineral deposits.
Quality Assurance Quality Control (QAQC)	Procedures in place to ensure the reliability and accuracy of testing and analytical methods in sampling and assay results.
Reverse Circulation Drilling (RC)	A method of drilling that uses compressed air to bring rock cuttings to the surface, allowing sampling without retrieving a core.
Riffle Splitter	A device used in sampling to divide material into equal portions, helping obtain a representative sample.
Sericite	A fine-grained, mica-like mineral, typically a variety of muscovite or illite, that forms through the alteration of feldspar and other minerals.
Trench Sampling	A method of sampling in exploration where trenches are dug to expose bedrock, allowing geological mapping and sampling.
True Width	The actual thickness of a mineralized zone, as opposed to the core length measured in drilling, adjusted for the angle of drilling.

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Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the opportunity for Motapa to evolve into a strategic extension of the Bilboes mining complex, potentially enhancing production and extending the life of mine at Bilboes through the development of a combined mining operation, the potential for shared infrastructure and operational synergies, which could enhance project economics and reduce capital intensity over time, the expectation that the group will publish a maiden mineral resource estimate for portions of Motapa in Q3 2026, the potential to significantly enhance the long-term value of the Bilboes project, the opportunity to define a substantial resource in close proximity to the planned infrastructure at Bilboes and the opportunity to extend mine life and increase future production across a combined mining complex. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

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Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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